

Mail Stop 3720

May 30, 2007

Shane Albers
Chief Executive Officer
Investors Mortgage Holdings, Inc.
11333 N. Scottsdale Rd #160
Scottsdale, Arizona, 85254

> **Re: IMH Secured Loan Fund, LLC**
> **Registration Statement on Form 10**
> **Filed April 30, 2007**
> **File No. 0-52611**

Dear Mr. Albers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page five of your Form 10 that you "obtain funding…from the sale of limited liability company member interests to accredited investors in a continuous private placement that is exempt from registration under the Securities Act." We further note the disclosure on page 21 that you have offered unit for sale pursuant to Rule 506 and on page 38 that you offer and sell securities in reliance upon the exemptions from registration

provided by Section 4(2) and Regulation D of the Securities Act as they relate to sales "not involving any public offering."

Please provide us with a detailed legal analysis as to the manner by which the company may claim exemption from registration for this "continuous" private placement. Additionally, please see our comment below, under the section "Recent Sales of Unregistered Securities."

We note the following factors, which we believe should be addressed in any analysis provided (but are not necessarily the only ones dispositive to a determination):

- The Fund's units were held by 500 or more persons of record as far back as January 2006, and the number of potential purchasers offered such units is presumably greater than the number of those eventual purchasers.

- Offers and sales have been made by a network of 23 licensed broker-dealers and their respective registered representatives.

Preliminary Statement Regarding Forward-Looking Statements

2. We note your reference to the safe harbor provisions for forward-looking statements. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer in connection with an initial public offering, which includes your filing of this registration statement on Form 10. Please delete any references to the safe harbor or make clear that the safe harbor does not apply to you.

Business, page 1

3. We note the disclosure contained throughout your business section with respect to a comparison between the Fund's business activities and "traditional lenders." For example:

- "We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional lenders. Commercial banks and other lenders are subject to underwriting procedures which are, at least in part, mandated by regulatory authorities." (page two)

- "We have established a market niche as a non-conventional real estate lender by offering expedited loan processing, which generally provides quick loan approval and funding of a loan." (page two)

- "…as a non-conventional lender, <u>we are more willing to invest in mortgage loans to borrowers that may not qualify under bank regulatory or other underwriting guidelines</u>." (page 5)

We also note the following statement contained on the company's website at http://www.mortgageholdings.com/borrowers/: "We are free of the repressive regulations and redundancies that hinder a bank's loan approval process." However, we equally note the following statement on page 10 of the registration statement: "Our operations are conducted by IMH. IMH's operations as a mortgage broker are subject to regulation by federal, state and local laws and governmental authorities."

Please provide more detail on this aspect of the Fund's business strategy. We note the general discussion in the first and second full paragraphs on page three indicating that IMH's underwriting standards focus principally on the value of the real estate which will serve as the collateral for the Fund's loans, however we believe it would be useful for investors to understand with more precision how "the underwriting standards and procedures used by IMH may be different from conventional lenders."

Precisely what makes them "more flexible," as you describe? If you aim to assert that traditional lenders must adhere to underwriting procedures mandated by regulations which do not apply to you, please explain why such regulations do not apply. Is the Fund the only lender operating in this area, as might be suggested by your description of "a market niche" that you assert IMH has established? If it is, please discuss the relevant barriers to entry. If it is not, please discuss the competition faced from other "non-traditional" lenders under the heading "Competition" on page 11.

4. In connection with the preceding comment, we note your statement on page three that "the Fund does not invest in the so-called 'subprime' market" as it "seeks to invest in creditworthy borrowers with established records as core operators."

To the extent not already addressed by your response to the preceding comment, please clarify this statement in light of the fact that you disclose the Fund charges both interest rates and other fees at rates 2% – 5% higher than conventional lenders. In light of your statements on pages five and 34 that the Fund is "more willing to invest in mortgage loans to borrowers that may not qualify under bank regulatory or other underwriting guidelines," and "we believe that this rate and fee structure is appropriate for the risk we take and the service IMH provides," it would appear that the business strategy and higher rates charged by the Fund are very similar to those associated with the "subprime" market.

5. Clearly state at the forefront of this section that you engage in both the origination of short-term mortgage loans as well as the purchase and sale of loans or a portion of loans from affiliates and third parties. Provide quantified disclosure of the portion of your business attributable to each activity.

6. Address the extent to which IMH has experience managing other entities that originate or invest in mortgage loans or otherwise provides services to other investment funds similar to those provided here. Indicate whether it managed an entity that was also a public reporting company.

7. Please consider disclosing the address of your website. See Item 101(e)(3) of Regulation S-K.

8. We note the discussion on page two that you seek to focus on funding loans in the $10 - $50 million range; however, the selected financial data on page 20 appears to indicate that the average loan principal balance was only $519 thousand in FY2004, $2.27 million in FY2005 and $5.88 million in FY2006. Please clarify on page two.

9. We note the statements contained on pages two and three with respect to losses in the real estate markets being caused by speculative builders and that "[b]y focusing on…privately-held borrowers with established reputations as core operators, the Fund is able to deploy its capital to projects with a greater chance of economic success, which reduces the rate of default on our loans and increases our returns." Please provide the basis for your assertion that by focusing on privately-held borrowers there is a greater chance for economic success. Also revise to qualify this statement by explaining that you cannot provide any assurance that you will achieve economic success.

10. We note the following statements on page 11: "During January 2006, banks and other regulated lenders were strongly admonished by regulators for investing too

heavily in real estate. As a result, the competitive pressure on our business from those regulated lenders has decreased." Please provide the factual basis for such statements.

11.   Regarding your disclosure under "Sale of Mortgage Investments" on page nine, expand to describe the specific criteria that IMH will evaluate when determining whether selling or participating your loans is in your "best interests." Clarify whether these are the same factors that IMH will consider when determining whether to cause the Fund to purchase or participate in loans from affiliates or third parties, and, if not, then similarly revise to describe the criteria that IMH will consider in the related discussions under "Purchase of Mortgage Loans from Affiliates or Third Parties" and "Participation" on page eight. Specifically address the circumstances in which IMH may consider it in the Fund's "best interest" to sell to or purchase from IMH.

12.   Under "Regulation" on page 10, you state that you intend to conduct your business so that you are not an "investment company" within the meaning of the Investment Company Act of 1940. We also note your disclosure on page one that you are in the business of "investing" in short-term commercial mortgage loans. Provide us with your analysis of why you do not believe you will be an "investment company" within the meaning of Section 3(a) of the Investment Company Act of 1940.

Risk Factors, page 12

13.   Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk materialize. We note that the vast majority of your subheadings are simply statements about the company or possibility of future events. See, for example, "Units lack liquidity and marketability" and "We are dependent on key personnel of IMH." You should revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.

14.   Include a risk factor that discusses any risk associated with your new responsibilities, expenses and so on, related to becoming a public company, or tell us in your response letter why you believe such a risk factor is not necessary.

15.   Disclose the rate of defaults and foreclosures that you have experienced during the last three fiscal years under "Defaults on our mortgage loans will decrease our revenue and distributions" on page 13.

16.   Revise the risk factor entitled "IMH will face conflicts of interest concerning the allocation of its personnel's time" on page 16 to disclose the approximate amount of its time that IMH currently spends on the Fund's business and whether it has any plans to decrease that amount given its plans to engage in other activities, including acquiring a mortgage loan portfolio of its own. Your revisions should also clarify the extent to which IMH already engages in other business activities

17.   Under "Electing large partnership status requires consistency on Member's returns" on page 18, clarify what you mean by reporting a tax item "inconsistently." Provide an illustrative example if necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

18.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Please consider expanding your discussion of any known trends or uncertainties that could materially affect the Fund's results of operations in the future, including any trends management considers meaningful for investors in understanding the company's prospects for the future. For example, address the reasons why the Fund's annualized rate of return to members actually decreased in FY2006 (from 12.12% to 11.89%) while IMH's management fees, which are in addition to the other fees paid directly to IMH by borrowers, increased approximately 259% during the same period (from $166,000 in FY2005 to $430,000 in FY2006). As another example, address what changes you expect as a result of becoming a public company. Further, please clarify your reference to "interest expense on loan participations sold" in the section entitled "Liquidity and Capital Resources" and provide a discussion explaining the trends and uncertainties surrounding such expense. Additionally, please address the reasons why IMH and the Fund have in the past and may in the future sell each other "all or part of loans" at par to create short term liquidity. Discuss and explain the statement "to the extent that we extend a loan, we do not generate liquidity."

Results of Operations, page 21

19.   Provide quantified disclosure of the amount of your overhead and operating expenses that IMH has paid during the last three fiscal years.

20.   Disclose the definition of "Earning Asset Base of the Fund" and assist readers in understanding how the amount of management fees payable to IMH is determined.

Changes in Portfolio Profile, page 22

21.   Please disclose in each of the tables on pages 22, 23, and 24, the number of loans outstanding as at December 31, 2006 and 2005 for each category and interest range presented.

22.   We note in Note 7 on page F-16 that for the loans originated on behalf of the fund, the Manager receives all revenue from loan originations and processing fees paid by the borrower. Please disclose this information in the MD&A together with the legal basis or reasons why the Fund does not receive all revenue from loan originations and processing fees paid by the borrower. Also, expand disclosure in Note 7 to indicate the legal basis for such arrangements.

Mortgage Loans, Participations and Loan Sales, page 26

23.   Rather than use the generic phrase "from time to time," provide quantitative disclosure of the extent to which IMH had caused you to sell or repurchase loans. Separately disclose the amount of loans sold to or purchased from IMH.

Liquidity and Capital Resources, page 27

24.   Please revise to address liquidity on both a short-term and a long-term basis. Clarify whether the Fund will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond.

Critical Accounting Policies
Use of Estimates, page 30

25.   Describe in more detail the methodology management uses to evaluate the collectibility of loans. Discuss the significant estimates and assumptions used in your evaluation and the impact on these on your evaluation.

Quantitative and Qualitative Disclosures About Market Risk, page 31

26.   Please revise your disclosure to provide quantitative information for interest rate risks, if applicable, in one of the three suggested disclosure alternatives in Item 305(a)(i)(A)(1), (2) and (3) of Regulation S-K. Please provide in a table a sensitivity analysis that quantifies the net financial impact of changes in the interest rate on the Fund's interest rate sensitivity assets and liabilities and commitments as at December 31, 2006.

Directors and Executive Officers, page 32

27.   In light of the fact that the Fund has no executive officers or other employees, advise us how you intend to comply with the requirements of Section 302 of the Sarbanes-Oxley Act (that the required certifications are to be made by the "principal executive and principal financial officers, or persons performing similar functions") and Section 906 of the Sarbanes-Oxley Act (that the required certifications are to be made by the "chief executive officer and chief financial officer (or equivalent thereof)") in future periodic reports.

Executive Compensation, page 34

28.   Disclose what percentage of IMH's executive officers' total time spent working for IMH is spent working for the Fund. We may have further comment upon review of your response.

29.   Clearly indicate whether any fees or expenses payable to IMH are subject to any cap. Where you disclose there to be ceilings on certain categories of fees or expenses, please disclose whether such fees or expenses may be recovered by reclassifying them under a different category.

Certain Relationships and Related Transactions, page 35
Conflicts of Interest, page 35

30.   We note the number of affiliated entities involved in the business operations of
        the Fund. An organizational chart showing the relationship between all affiliates
        should be placed in the forefront of the registration statement in order to facilitate
        investor understanding of the relationships among such entities.

31.   Please revise this section to concisely describe the potential conflicts of interest
        that are present and clearly identify all transactions and relationships that give rise
        to such conflicts. For example, we note that IMH purchases loans from you and
        you purchase loans from IMH. What fees and other payments would be
        implicated with such transactions? Would a Loan Extension or Modification Fee
        apply? Please provide all relevant detail along the lines requested above.

32.   Describe any mechanisms in place to identify and resolve the various conflicts of
        interest described in this section. If no corporate mechanism exists to handle such
        conflicts of interest, this fact should be disclosed here and in the Risk Factors
        section. Also expand to describe the specific provisions of the Operating
        Agreement that limit your ability to enter into transactions with IMH and its
        affiliates.

Indemnification of the Manager, page 40

33.   Clarify whether the indemnification provisions cover federal securities law
        violations. Note that, in the opinion of the Commission, any such indemnification
        is against public policy and is therefore unenforceable.

Market Price of and Dividends on the Registrant's Common Equity and Other
Shareholder Matters, page 37

34.   Please be advised that you are responsible for analyzing the applicability of the
        tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption
        program. We urge you to consider all the elements of your share redemption
        program in determining whether the program is consistent with relief granted by
        the Division of Corporation Finance in prior no action letters. To the extent you
        have questions as to whether the program is entirely consistent with the relief

previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Recent Sales of Unregistered Securities, page 38

35.   In connection with comment one, above, please revise your disclosure in the section entitled "Recent Sales of Unregistered Securities" to include all the information required by Item 701 of Regulation S-K with respect to each sale. We note that you have aggregated the information for the last three years and you have generally asserted that offers and sales were in reliance upon both 4(2) and Regulation D, but provided no more detail than that. With respect to each sale, your revised disclosure should include (but is not necessarily limited to) information with respect to the dates of such sales, the number of securities sold, the names of the principal underwriters, the consideration, the exemption from registration claimed and the facts relied upon to make the exemption available.

Description Of Registrant's Securities To Be Registered, Page 39

36.   Please disclose and discuss the voting and other material rights of the Fund members under the Operating Agreement. This discussion should include, but not be limited to, the right to call meetings, vote upon extraordinary transactions such as mergers and consolidations, obtain a copy of the list of members, receive appraisal or dissenter's rights, inspect LLC books and records, remove and replace the Manager, compel dissolution or liquidation or amend the Operating Agreement.

37.   The voting rights of members should be specifically set forth in this section. Such description should include the rights members have to vote on any matter, the vote of members necessary to approve any proposal and the rights of members to submit a proposal to the vote of members.

38.   Any limitations or conditions (including those under state law) that the Manager may place on the exercise of these rights should be explained. If members are not afforded the foregoing rights or if the Operating Agreement restricts the rights that members otherwise would have enjoyed under state law, this information should be disclosed. In addition, you should characterize the extent of discretion retained by IMH with regard to the operations of the Fund.

Indemnification of Directors and Officers, page 39
Fiduciary Responsibility, page 39

39.   We note your disclosure that the fiduciary duty described in this section arises out
        of both the Operating Agreement and Delaware law. Where the Operating
        Agreement modifies the Delaware law fiduciary duty standards, please revise to
        compare the Delaware standards with the standards as modified by the Operating
        Agreement. The disclosure also should address the reasons for modifying the
        duties and the specific benefits and detriments to both the Manager and the
        members from each modification. A tabular presentation of this information
        should facilitate investor understanding. A clear description of the members'
        legal rights and remedies should be provided. Similarly, a clear explanation of
        defenses available to the Manager, such as the business judgment rule, also should
        be set forth.

Financial Statements
General:

40.   Please update your financial statements to include the next interim period. See
        Rule 310(g) of Regulation S-X. Please also update your management's
        discussion and analysis for the additional interim period.

Balance Sheets, page F-3

41.   We note in fourth paragraph on page F-8 that the Fund sells participation interests
        up to 50% of the mortgage loan note obligations. Please disclose separately on
        the face of the balance sheets the amounts of the mortgage loan note obligations
        held for sale. Disclose in the note if the mortgage loan held for sale is carried at
        the lower of cost or market as determined by outstanding commitments from
        investors or current investor yield requirements calculated on the aggregate loan
        basis.

Statements of cash flows, page F-6

42.   You disclose in Note 2 at page F-8 that you sell whole loans to third parties. Tell
        us how you applied the guidance in paragraph 9 of SFAS 102 in evaluating
        whether to classify the related cash receipts and payments as operating activities.

Notes to financial statements:
Note 2. Summary of significant accounting policies

Mortgage Loan Valuation, Loans-In-Process, Participations Sold, Whole Loans Sold and Unearned Income, page F-8

43.   Please disclose the Fund's accounting policy explaining when you provide an allowance for the loan losses and how you measure the appropriateness of the allowance. Please refer to the guidance in SAB Topic 6:L.

44.   Please disclose in the note the method of determining the value of the mortgage loans held for sale as at December 31, 2006 and 2005 as required by paragraphs 4 and 29 of SFAS 65.

45.   We note in the fourth paragraph on page F-8 that the Fund enters into the repurchase agreements with respect to the mortgage loans sold. Also, we note that the Fund remains the servicing agent for the mortgage loans sold. To the extent applicable, please provide the disclosures required by paragraph 17 of SFAS 140.

*   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Shane Albers
Chief Executive Officer
IMH Secured Loan Fund, LLC
May 30, 2007
Page 13

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, or me, at (202) 551-3833, with any other questions.

                                        Sincerely,

                                        Michele M. Anderson
                                        Legal Branch Chief

cc: Steven D. Pidgeon, Esq.
        (602) 382-6070